INVEST IN **FOURTH & PRIDE LLC**

Vodka that gives back to the LGBTQ+ community


fourth & pride
VODKA
DOING GOOD
NEVER TASTED
BETTER 5%
TO PRIDE
WORLDS SMOOTHEST VODKA

fourthandpride.com Oyster Bay NY

Alcohol | Entertainment | Cocktails | Community | Lifestyle

LEAD INVESTOR

Michael Laurie

Let me start by saying that I have known the founders of Fourth & Pride for almost half a decade. I know them to be honest, loyal and ambitious. What I love about them is that they take those same qualities and infuse them into everything they do. They created a company that has a deep loyalty to the community they serve. They have been involved with the LGBTQ+ community for over 30 years. Fourth & Pride is the culmination of years of experience and desire to give back to the community they have spent so many years alongside. Fourth & Pride is a Vodka like no other for a group like no other. In order to honor the individuals who have stood by them in the past, they had to produce the finest vodka possible. Fourth & Pride is arguably the world's smoothest vodka. Only the best for the best!

Invested $40,000 this round

Highlights

1. LGBTQ+ Spirit Brand on a mission to raise awareness and bring people together 365 days a year
2. Extremely smooth vodka, on a mission for equality.
3. Extremely positive feedback and appreciation of our brand and product
4. Several hundred on and off premise accounts in a short period of time
5. MADE IN THE USA

5. MADE IN THE USA

Our Team



Douglas Slayton Co-Founder and Board Member

Douglas is a designer and entrepreneur and has created, invented, and launched several products and commercial brands

My parents opened the world famous Boiler Room Bar in the East Village of NYC 30 years ago...it is still a thriving community bar. This brand is my way to continue to support the LGBTQ+ community for years to come.



Jesse Weinberg Co-Founder and Board Member

Launching the brand Fourth & Pride in honor of his parents famous Boiler Room Bar in the east village of NYC



Steve Jensen Advisor

Steve Jensen is a partner at Direct Management Group, a global music management company offering personal management to a very select roster of music artists including Katy Perry, K.D. Lang, Steve Perry and Au/Ra.



John Edelman Co-Founder and Board Member

John Edelman was the former owner and CEO of Design Within Reach, which he sold to Herman Miller. Edelman sits on the boards of DIFFA and Be Original America

Pitch

fourth & pride™

VODKA GF

ORIGINS OF FOURTH & PRIDE

As a teenager in the 1980's Neil Weinberg began his career working in the NYC gay bar scene. In 1991 an opportunity arose involving a vacant space in a run-down building on the lower east side. Neil and his wife Gina seized the opportunity to open their own bar which they named the Boiler Room after the broken-down boiler in the cellar. Their first order of business was to hire their dear friends David and Alfio to manage the bar and to help them realize their vision. These gentlemen were integral to the success of the Boiler Room and were considered family by the Weinbergs. Sadly, the Weinberg's lost both Alfio and David, who would eventually succumb to AIDS. In order to maintain a place for the community for many years to come, Neil's brother Randy came in to manage the bar, which he has done successfully since 1995, along with all the loyal bartenders.


BORN OUT OF
THE
Boiler Room
& FOR THE BENEFIT OF THE
LGBTQ+
COMMUNITY
EST
·1991·

The Boiler Room quickly became an unassuming sanctuary to artists, outcasts, celebrities, locals, and the LGBTQ+ community. Ahead of its time, the Boiler Room began hosting drag shows and talent shows where people were free to express themselves without judgement. By supporting and affording these artists a venue to perform, the Boiler Room unknowingly became the birthplace of many famous drag queens and performance artists.

DOING GOOD NEVER TASTED BETTER

During the AIDS epidemic, Gina and Neil tried to safeguard their patrons and employees by making critical information and materials readily available. Their loyalty to their community is long lasting and far reaching.



VIDEO - CLICK LINK BELOW

Fourth_Pride_Sizzle_Brave.mp4

Now, 22, their eldest son Jesse Weinberg, aims to continue their legacy. Jesse is

creating new ways to serve the community his family has embraced for longer than his entire life. Conceived from the long history of serving the community, Fourth & Pride was created (the Boiler Room is located at the intersection of Fourth Street and Second Avenue, NYC). For Jesse, it is a natural continuation of his parents work. His desire to continue working with the LGBTQ+ community led to the creation of this new brand that has a mission to bring people of all backgrounds together.


PROPRIETARY BLEND OF WHITE CORN AND GRAPE
GLUTEN-FREE
80 PROOF
DISTILLED 10x
6x 1 LITER BOTTLES/CASE
MADE IN THE USA
fourth & pride
VODKA

Fourth & Pride is a brand that gives back to the LGBTQ+ community with every sale...every day. Five percent of each sale goes directly to two charity partners SAGE (Service & Advocacy for LGBTQ Elders) and DIFFA (Design Industries Foundation Fighting Aids).


fourth & sage
fourth & DIFFA
5% OF ALL FOURTH & PRIDE PROCEEDS GO TO OUR COMMUNITY PARTNERS IN THE SERVICE OF POSITIVE CHANGE.
DONATION IN SUPPORT OF THE
5% LGBTQ+
COMMUNITY

Looking forward, Fourth & Pride has its sights set on expanding its offerings and its outreach within the LGBTQ+ community and beyond. The goal is to eventually establish the Fourth & Pride Foundation and broaden its philanthropic mission to impact many more communities in pursuit of sexual, racial, gendered and economic equality. F&P is committed to lending an ear, a voice and being an ally to those who need it the most. We stand with this community with pride.

In order to help execute his plan, Jesse brought in family friends and neighbors Danielle and Douglas Slayton.

FOURTH & PRIDE WAS FOUNDED IN RECOGNITION OF THE SPIRIT, VITALITY, AND CAMARADERIE OF THE FAMOUS EAST VILLAGE PRIDE BARS AND THEIR PATRONS, WH OPENLY WELCOME PEOPLE OF ALL ORIENTATIONS SEEKING TO COME TOGETHER AND IMBIBE WITH PRIDE.

WE BELIEVE IN:

- **DOING WELL BY DOING GOOD**
- **EQUITABLE ACCESS TO THE HIGHEST QUALITY PRODUCT**
- **BRINGING GOOD PEOPLE TOGETHER**
- **SUPPORT OF THE LGBTQ+ COMMUNITY**
- **STANDING UP FOR ALL DISENFRANCHISED, OPPRESSED, AND SILENCED COMMUNITIES**
- **HAVING A REALLY GOOD TIME**
- **DRINKING RESPONSIBLY**

OVERVIEW

During the winter of 2020, Fourth & Pride was conceived by Jesse Weinberg and Danielle and Douglas Slayton. With a lifetime of family experience owning and running the Boiler Room in NYC, Weinberg, along with the assistance of the Slaytons, created the mission, brand, and strategy. The mission is to initially create smooth, quality, affordable spirits and RTD's (ready-to-drink) which support the LGBTQ+ community and its allies, every day of the year, not just during pride month. As an example of living our mission, donate five percent of all sales proceeds to charity. The Company signed agreements with SAGE (Service & Advocacy for LGBTQ Elders) and DIFFA (Design Industries Foundation Fighting Aids) and will work alongside to help promote and support common causes.


WORLDS
SMOOTHEST
VODKA


DOING GOOD
NEVER TASTED
BETTER
fourth & pride
VODKA
PROUD fourth & pride RETAILER

Strategically, Fourth & Pride management is devoting its time and resources primarily where they are highly skilled - sales and marketing, product development, social awareness, charitable events, etc - rather than manufacturing and logistics. This is accomplished by outsourcing the distilling and bottling, logistics and distribution, and billing and receiving established and successful to third-party companies that specialize in providing these services for small craft brands.

After a lifetime of experience understanding the preferences of the loyal customers at the Boiler Room in NYC, it was decided that the initial product to bring to market should be a premium vodka. As with consumers of alcohol, in general, vodka is extremely popular within the LGBTQ+ community. To achieve this, the Company worked alongside a world class distillery in North Carolina to create its one-of-a-kind proprietary vodka. It took most of 2020 to formulate and develop what is considered, by most, the smoothest vodka on the market. It's made from domestic corn and grape, the only brand to mix the two, giving the vodka smooth and flavorful without the typical burning sensation other vodkas have.

15 MILLION PEOPLE IN THE
US OPENLY IDENTIFY AS LGBTQ+

5 MILLION PEOPLE PARTICIPATED IN THE
2019 NYC PRIDE MARCH

MORE THAN ANY OTHER GENERATION,

83% OF MILLENNIALS FIND IT IMPORTANT THAT THE COMPANIES THEY BUY FROM ALIGN WITH THEIR VALUES

Simultaneous with the development of the vodka, the Company created in-house all its branding, graphics, imagery, marketing assets, and point of sale material. A component of the use of the proceeds of this offering is to engage a third-party marketing agency to assist and develop a comprehensive social media marketing campaign focused on the key markets and sub-markets.

In December 2020, the first batch of Fourth & Pride Vodka was delivered to our distributors warehouse in New Jersey. We initially began selling in Connecticut through Murphy Distributors and in New York with our own sales team. Connecticut, although not a large state for overall spirit sales, has done well and we have been received with open arms. We have opened many accounts, including BevMax, which is one of the largest chains in CT. Once Covid-19 restrictions were loosened, we were able to do on and off-premise events and tastings, which have gone very well. The events are extremely valuable and allow our brand ambassadors to communicate directly with the consumer to tell them our story and history.

As for the New York market, we are in the process of negotiating with a few of the major distributors. Due to Covid-19, most NYC venues were closed or had limited capacity and much of the population abandoned the city for rural areas so volume in the city has been drastically reduced. The expectation is that with restrictions being lifted from the pandemic, the city will rebound and be one of our key strategic markets. Once we sign up a distributor, we anticipate doing well in the New York market.

In May of 2021 we decided to self-distribute in the south Florida marketplace, where there is a high concentration of people from within the LGBTQ+ community and many allies of the community living and visiting, especially Key West. We have started to make a strong impact there and have opened several accounts and formed alliances with local organizations and venues. Key West has now become an important year-round market and we anticipate this area will be one of our primary areas for sales and brand awareness. In September 2021 we signed up with Alfa International as our local distributor for the entire state of Florida. This is very important for us as we expand to Miami and Ft. Lauderdale, as well as the west coast and the northern markets of Florida.

DISTRIBUTION PHASES


PHASE I MARKET - YR 1-2
PHASE II MARKET - YR 3-4
PHASE III MARKET - YR 5+

Forward-looking projections cannot be guaranteed

As we advance in the three current states (NY, CT, and FL), we plan to expand to other strong markets that support the LGBTQ+ community. The next planned grouping of states is Texas, California, Nevada, and Illinois.

As sales and new accounts progress, we plan to add our own Whisky, our proprietary flavored RTD Vodka & Soda, as well as a light pilsner and IPA. We feel our brand has a strong identity and mission that can transcend to a variety of spirits, both in bottles and cans.


VODKA & SODA
COMING SOON
REFRESHINGLY EFFERVESCENT BUBBLES, A HEAVY POUR OF OUR PROPRIETARY VODKA GARNISHED WITH A HINT OF REAL FRUIT JUICE COMBINE TO CREATE A BEVERAGE THAT TASTES AND FEELS LIKE A DAY AT THE BEACH.
4 % ABV
85 CALORIES
PROPRIETARY VODKA
HINT OF REAL FRUIT
fourth & pride
VODKA & SODA
PEACH
LIME
4% · 85

BOARD OF DIRECTORS

JESSE WEINBERG

Jesse's parents have been running The Boiler Room in the East Village for almost 30 years. The Boiler Room is an iconic bar, known to many around the world. Right out of high school Jesse worked side by side with his father learning and meeting many wonderful people. In founding Fourth & Pride, he has taken his family's storied history in a different but related direction, creating a product true to thier roots and bringing it to everyone to enjoy. In the process he hopes to educate and preach unity by representing all aspects of Pride and giving back to the LGBTQ community.

DOUGLAS SLAYTON

Douglas is a designer and entrepreneur and has created, invented, and launched new products, commercial brands, real estate developments, and retail businesses. Douglas has been responsible for planning and directing the operations of these companies, including designing and inventing concepts, developing brands, designing and engineering products, establishing marketing strategies, managing policies and procedures, and setting goals and milestones for achievement. Douglas has overseen entire processes from initial conception through final execution. Douglas has several products currently selling on Amazon.com and other retail outlets.

STEVE JENSEN

Steve Jensen is a partner at Direct Management Group, a global music

Steve Jensen is a partner at Direct Management Group, a global music management company offering personal management to a very select roster of music artists. The company was founded in April of 1985 by Steve and Martin Kirkup, combining Steve's experience with top-line artists at International Creative Management (ICM) with Martin's acumen in strategic career planning at A&M Records. Direct Management Group enjoyed early success in handling British "new wave" artists Echo & The Bunnymen and Orchestral Maneuvers in the Dark (gaining their first worldwide hit single with "If You Leave" and a platinum album in 1986), as well as guiding Bryan Ferry on his first international solo tour in 1988. Steve, Martin, and Bradford Cobb, the newest partner, currently manage Katy Perry, K.D. Lang, Steve Perry and Au/Ra.

JOHN EDELMAN

John Edelman has spent the last two and a half decades as a leader in the design industry. First at Edelman Leather where, as CEO, he grew the businesses revenue's from $3m to over $70m in ten years. He then managed the sale process to publicly traded Knoll International. Next, he took the helm of struggling furniture retailer Design Within Reach. Over a 5-year period he restored the retailer to profitability and more than doubled sales . He then managed the sale to publicly traded Herman Miller. Edelman stayed with HM for another 5 years where he served on their Executive Leadership Team. During this time, he was also an investor and board member of Waterworks and helped to oversee its sale to Restoration Hardware.

Edelman sits on numerous boards including DIFFA, Be Original America, and is Executive Chairman of private equity owned Crypton Fabrics.
Edelman has received numerous industry awards and is a results driven, fast growth CEO.

MARKETING


fourth + pride
WORLDS SMOOTHEST
VODKA
DOING GOOD NEVER TASTED BETTER
MADE IN THE USA
SHELF DIVIDER
DOING GOOD NEVER TASTED BETTER 5%
fourth + pride
VODKA
LGBTQ+
SHELF TALKER
fourth + pride
VODKA
10% OFF
2+ BOTTLES
· FREE SHIPPING ·
DIFFA PRIDE 2021
PLEASE DRINK RESPONSIBLY
COUPON
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5%
LGBTQ+
GLUTEN-FREE
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DOING GOOD
NEVER TASTED
BETTER 5
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DOING GOOD
NEVER TASTED
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LGBTQ+
fourth & pride
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fourth & pride
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WWW.FOURTHANDPRIDE.COM
EVERYDAY PRIDE

